UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Solaris Resources Inc.

(Exact name of registrant as specified in its charter)

British Columbia, Canada	001-42015	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

Neuhofstrasse 5A, 6340 Baar, Switzerland	N/A
(Address of principal executive offices)	(Zip Code)

Richard Hughes
+41 417695000

(Name and telephone number, including area code, of person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☐ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.

☒  Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2024.

SECTION 1 – Conflict Minerals Disclosure

Item 1.01 - Conflict Minerals Disclosure and Report

Not applicable.

Item 1.02 - Exhibit

Not applicable.

SECTION 2 – RESOURCE EXTRACTION ISSUER DISCLOSURE

Item 2.01 Resource Extraction Issuer Disclosure and Report

Solaris Resources Inc. (“Solaris”), a British Columbia corporation, is subject to Canada’s Extractive Sector Transparency Measures Act (“ESTMA”). Solaris is relying on the alternative reporting provision of Item 2.01 and providing its ESTMA report for the year ended December 31, 2024 to satisfy the requirements of Item 2.01. Solaris’ ESTMA report is available on Solaris’ website at www.solarisresources.com/sustainability/governance/  or on the Government of Canada’s website at https://natural-resources.canada.ca/our-natural-resources/minerals-mining/services-for-the-mining-industry/extractive-sector-transparency-measures-act/links-estma-reports/18198. The payment disclosure required by Form SD is included as Exhibit 2.01 to this Form SD.

SECTION 3 – EXHIBITS

Item 3.01. Exhibits

The following exhibit is filed as part of this report.

Exhibit Number	Description

2.01	Extractive Sector Transparency Measures Act – Annual Report for Solaris Resources Inc. for the year ended December 31, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned.

Solaris Resources Inc.

By:	/s/ Richard Hughes	September 29, 2025
	Richard Hughes	(Date)
Chief Financial Officer

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